As filed with the Securities and Exchange Commission on August 16, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
MAIN STREET CAPITAL CORPORATION
(Names of filing Persons (Offerors))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Jason B. Beauvais	Copies to:
General Counsel	Harry S. Pangas
MSC Income Fund, Inc.	Dechert LLP
1300 Post Oak Boulevard, 8th Floor	1900 K Street, NW
Houston, Texas 77056	Washington, DC 20006-1110
(713) 350-6000	(202) 261-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MSC Income Fund, Inc. (“MSC Income Fund” or the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and Main Street Capital Corporation, parent company to the Company’s investment adviser (“Main Street” and, together with the Company, the “Purchasers”) to purchase, severally and not jointly, for cash, shares of the Company’s issued and outstanding common stock, par value $0.001 per share (“Shares”), in an aggregate amount up to $3,500,000 at a price per Share specified by the tendering stockholders of not less than $4.50 per Share and not more than $7.74 per Share (the Company’s net asset value (“NAV”) per Share as of August 1, 2023), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 16, 2023 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 14d-3(a)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is MSC Income Fund, Inc. The address and telephone number of the issuer’s principal executive offices are: 1300 Post Oak Boulevard, 8th Floor, Houston, TX and (713) 350-6000.
(b) Securities. The subject securities are the Company’s shares of common stock, par value $0.001 per share. As of August 16, 2023, there were 80,446,869 Shares issued and outstanding.
(c) Trading Market and Price. Information regarding the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the headings “Section 1—Purchase Price; Number of Shares; Expiration Date,” and “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
Item 3. Identity and Background of Filing Person.
(a) Name and Address. This Schedule TO is filed by the Company and Main Street. The Company is both a filing person and the subject company. The address and telephone number of the Company is set forth under Item 2(a) above. The names of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of MSC Income Fund is c/o MSC Income Fund, Inc., 1300 Post Oak Boulevard, 8th Floor, Houston, Texas 77056.

The address and telephone number of Main Street are: 1300 Post Oak Boulevard, 8th Floor, Houston, TX and (713) 350-6000. The names of the directors and executive officers of Main Street are as set forth in the Offer to Purchase under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 12—Certain Information About Main Street,” and in Schedule A to the Offer to Purchase and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Main Street is c/o Main Street Capital Corporation, 1300 Post Oak Boulevard, 8th Floor, Houston, Texas 77056.
Item 4. Terms of the Transaction.
(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1—Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company,” “Section 3—Certain Conditions of the Offer,” “Section 4—Procedures for Tendering Shares,” “Section 5—Withdrawal Rights,” “Section 6—Payment for Shares,” “Section 7—Source and Amount of Funds,” “Section 8—Conditional Tender of Shares,” “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 10—Certain Effects of the Offer,” “Section 15—Certain United States Federal Income Tax Consequences” and “Section 16—Amendments; Extension of Tender Period; Termination.” There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.
(b) Purchases. The Company’s directors and executive officers and the Company’s investment adviser, MSC Adviser I, LLC (the “Adviser”), Main Street and Main Street’s directors and executive officers who are Stockholders are entitled to participate in the Offer on the same basis as other Stockholders. However, they have all advised the Company that they (and their affiliates) do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). See “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” and “Section 10—Certain Effects of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(d) Conflicts of Interest. Except as set forth in this Schedule TO (including in the exhibits to this Schedule TO) or as incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule TO, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and Main Street or any of its executive officers, directors or affiliates, on the other hand.
Main Street’s wholly owned subsidiary, MSC Adviser I, LLC (the “Adviser”), serves as the Company’s investment adviser and receives investment advisory fees from the Company, including management fees and incentive fees, pursuant to an investment advisory and administrative services agreement. In connection with the course of Main Street’s business as an investment firm and it and its affiliates’ sponsorship and management of its various funds and other investment vehicles, including the Company, and with respect to the Adviser’s provision of investment advisory services to the Company and other products within Main Street’s platform, each of Main Street, the Adviser and their affiliates may enter into contracts or effectuate negotiations or transactions with the Company and certain affiliates of the Company and Main Street. Please see the Adviser’s Form ADV Part 2 Brochure, filed with the Securities and Exchange Commission (the “SEC”) on Mach 27, 2023, for more information. See also see “Arrangements with Current Executive Officers and Directors of the Company” below for more information.
In considering the position of the Company’s board of directors with respect to the Offer, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Company’s board of directors was aware of these interests and considered them, among other matters, in determining its position with respect to the Offer.
Arrangements with Current Executive Officers and Directors of the Company
Except as otherwise set forth in this Schedule TO (including in the exhibits to this Schedule TO) or as incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule TO, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and the executive officers, directors or affiliates of the Company, on the other hand, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed by the Company with the SEC on March 14, 2023 (the “2022 Form 10-K”); and (ii) the section entitled “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on May 25, 2023 (the “2023 Annual Meeting Proxy Statement”).
The 2022 Form 10-K and the 2023 Annual Meeting Proxy Statement were previously made available to all of the Company’s stockholders and are available for free on the SEC’s website at www.sec.gov.
(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements or arrangements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Plans or Proposals of the Company” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Plans or Proposals of the Company.”
(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Certain Effects of the Offer.”
(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 1—Purchase Price; Number of Shares; Expiration Date,” “Section 2—Purpose of the Offer; Plans or Proposals of the Company” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”

(d) Subject Company Negotiations. Except as otherwise set forth in this Schedule TO (including in the exhibits to this Schedule TO) or as incorporated by reference herein, the Company is not currently undertaking or engaged in any negotiations in response to Main Street’s participation in the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
Except as described above or otherwise set forth in this Schedule TO (including in the exhibits to this Schedule TO) or as incorporated by reference herein, there are no transactions, resolutions of the Company’s board of directors, agreements in principle or signed contracts in response to Main Street’s participation in Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Source and Amount of Funds.”
(b) Conditions. There are no material conditions to the financing discussed in paragraph (a) above.
(d) Borrowed Funds. The Purchasers does not intend to use any borrowed funds to finance the Offer.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions. The information under the headings “Section 7—Source and Amount of Funds” and “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) Financial Information. Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and each of the Purchasers is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
(b) Pro Forma Financial Information. Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information under the heading “Section 9—Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.
(2) The information under the heading “Section 17—Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.
(3) Not applicable.
(4) Not applicable.
(5) None.
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated August 16, 2023
99(a)(1)(B)	Form of Letter of Transmittal
99(a)(1)(C)	Form of Notice of Withdrawal
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated August 16, 2023
99(a)(1)(E)(1)	Summary Presentation and Frequently Asked Questions, dated August 14, 2023
99(a)(1)(E)(2)	The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on May 25, 2023, is incorporated herein by reference.
99(a)(1)(E)(3)	The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed by the Company with the SEC on March 14, 2023, is incorporated herein by reference.
107	Filing Fee Table

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 16, 2023	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer